Exhibit 1

Media Relations Jorge Perez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES NEW U.S.$300 MILLION

INVESTMENT IN THE PHILIPPINES

MANILA, PHILIPPINES. MAY 14, 2015.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it is undertaking a new U.S.$300 million investment in the Philippines. The new investment will include the construction of a new 1.5-million-ton, integrated cement-production line at CEMEX´s Solid Plant in Luzon. This will double the capacity of the Solid plant and will represent a 25% increase in the company’s cement capacity in the Philippines.

With the recent visit of Fernando A. Gonzalez, Chief Executive Officer of CEMEX and his executive team in the country, highlighted by a meeting with His Excellency President Benigno S. Aquino III, CEMEX emphasized its continued commitment to the growth of the country. “We see a positive outlook in the business environment and we are committed to be a reliable cement supplier given the growing need for high quality building materials required for public infrastructure, commercial projects, and housing,” said Fernando A. Gonzalez.

Earlier this month, CEMEX Philippines officially inaugurated the completed capacity expansion in its APO plant in Cebu, the largest cement plant in the country, as well as a network of logistics centers in Visayas and Mindanao. The inauguration of the new facility coincided with the Labor Day celebration and was likewise graced by President Aquino and several of his cabinet members. The U.S.$80 million investment increased CEMEX’s cement production capacity in its APO plant by 40 percent, and helped improve distribution capabilities with additional terminals in Iloilo and Davao.

“We are preparing our facilities for the increasing demand in the Philippines, reiterating our commitment to support the development of the country,” said Joaquin Estrada, President of CEMEX Asia. “We endeavor to be a partner of the Philippine government and the business community in ensuring growth and progress.”

In addition, CEMEX Philippines has set up an U.S.$18.6 million waste heat-to-energy power plant which will capture the excess heat in one of its cement production facilities to produce usable electricity. To date, CEMEX Philippines is already using alternative fuels such as rice husks and refuse-derived fuel (RDF) as part of its fuel mix to minimize energy costs.

CEMEX Philippines President Pedro Palomino remains optimistic with all these developments within the company, “we are definitely here for the long run and we remain committed to helping build a better future for the Philippines”, he stressed.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information, please visit:	www.cemex.com

Follow us on:	facebook.com/cemex	twitter.com/cemex
	youtube.com/cemex	flickr.com/cemex

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the project herein described to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

2